Page 1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                  Under the Securities Exchange Act of 1934

                            JACKPOT ENTERPRISES, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  466392107
                                 (CUSIP NUMBER)

                              Kenneth W. Pavia, Sr.
                          Bolero Investment Group, L.P.
                                Ingraham Building
                          25 S.E. 2nd Avenue, Suite 720
                              Miami, Florida 33131
                                (305) 371-5200
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                                  Troy J. Rillo
                           Kirkpatrick & Lockhart LLP
                      201 S. Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3355

                                  JUNE 4, 1998
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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  CUSIP No. 46639210                                                   Page 2

ITEM 1.  SECURITY AND ISSUER.

      This Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed January 14, 1998 (the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share (the "Shares"), of Jackpot Enterprises, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1110 Palms Airport Drive, Las Vegas, Nevada 89119. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

      On June 3, 1998, Mr. Pavia, on behalf of the Bolero Investment Group, L.P., delivered a letter to the Company, which letter is filed as Exhibit 2 and is incorporated by reference herein, which, among other things, notified the Board of Directors of the Company of his intention to present an amended shareholder proposal (the "Proposal") at the Company's 1998 Annual Meeting of Shareholders. Mr. Pavia amended the Proposal due to persistent rumors that the Company recently received a buyout offer which was subsequently rejected by the Board. The Board has steadfastly refused to either confirm or deny these rumors. In his letter, Mr. Pavia requested that the Proposal and the Supporting
Statement set forth below be included in the Company's proxy solicitation materials for the Company's 1998 Annual Meeting of Shareholders.

RESOLVED, that the shareholders hereby inform the Board of Directors that it is the desire of the shareholders that the Board of Directors immediately take the necessary steps to achieve a sale, merger, or other disposition of the company on terms that will maximize shareholder value as promptly as possible.

SUPPORTING STATEMENT

Proponent believes that the company is facing a variety of challenges and opportunities that management has failed or refused to address. Factors such as the loss of a significant chain store customer, the inability to sell its casino operations, increasing competitive market conditions and the consolidation that is occurring within the industry are events or trends that Jackpot is ill-equipped to satisfactorily resolve. These factors are fundamental issues facing the company, and management has failed to take advantage of opportunities. Proponent believes that the company's stock has underperformed, and that the current, laggard stock price does not reflect the company's true value.

Proponent believes that the company recently received a buyout offer which was subsequently rejected by the Board. Proponent believes that Jackpot has an obligation to inform its shareholders of the existence of such a buyout offer and give its shareholders an opportunity to vote on the terms of such an offer. By unilaterally rejecting the offer, the Board may have, in Proponent's opinion, placed its own self interest ahead of the interests of its shareholders and in so doing has deprived its shareholders of their inherent right to determine the best course of action for the company. Shareholders are urged to send a clear message to the Board that such conduct will not be tolerated. Proponent believes that the Board should immediately take the necessary steps to achieve a sale, merger, or other disposition of the company on terms that will maximize




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  CUSIP No. 46639210                                                   Page 3

shareholder value. Proponent believes that this action would be in accordance with the fiduciary obligations of the Board of Directors.

SHAREHOLDERS ARE URGED TO VOTE "FOR" THE PROPOSAL.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1   Joint  Filing   Agreement   (incorporated  by  reference  to
                  Schedule 13D).

      Exhibit 2   Letter from Mr. Pavia to the Company dated June 3, 1998.





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  CUSIP No. 46639210                                                   Page 4

SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1998

                                    Bolero Investment Group, L.P.


                                    By:   /s/ Kenneth W. Pavia, Sr.
                                          -------------------------
                                    Name: Kenneth W. Pavia, Sr.
                                    Its:  General Partner


                                    /s/ Kenneth W. Pavia, Sr.
                                    -------------------------
                                    Kenneth W. Pavia, Sr.


                                    FHI, Inc.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                         -------------------------
                                    Name: Kenneth W. Pavia, Sr.
                                    Its:  President


                                    Florence Partners, Inc.


                                    By: /s/ Charles Powers
                                        ------------------
                                    Name: Charles Powers
                                    Its:  President


                                    /s/ Charles Powers
                                    ------------------
                                    Charles Powers



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  CUSIP No. 46639210                                                   Page 5


                                  EXHIBIT INDEX


      Exhibit 1   Joint Filing Agreement (incorporated by reference to
                  Schedule 13D).

      Exhibit 2   Letter from Mr. Pavia to the Company dated June 3, 1998.





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  CUSIP No. 46639210                                                   Page 6


                                    EXHIBIT 1


                             JOINT FILING AGREEMENT

           (Incorporated by reference to Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on January 14, 1998)





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  CUSIP No. 46639210                                                   Page 7


                                    EXHIBIT 2
                  [Letterhead of Bolero Investment Group, L.P.]
June 3, 1998

Mr. Don Kornstein, CEO
Jackpot Enterprises Inc.
1110 Palms Airport Drive
Las Vegas, NV  89119

Re:  Bolero Investment Group/Shareholder Proposal

Dear Mr. Kornstein:

As general partner of the Bolero Investment Group, which beneficially owns over five (5%) percent of Jackpot Enterprises Inc.'s outstanding shares, I am writing to submit an amended shareholder proposal to be considered at the company's 1998 Annual Meeting. As you may recall, I previously submitted a shareholder proposal on February 3, 1998, requesting that the Board of Directors take the necessary steps to achieve a sale, merger or other acquisition of the company on terms that would maximize shareholder value as promptly as possible. The submission of the foregoing was based on the perception that the company was facing a variety of challenges that management was unable or unwilling to address. Additionally, the company's share performance was cited as a contributing factor in advancing Bolero's shareholder proposal.

Shortly thereafter I began to receive phone calls from individuals and entities regarding the potential sale of Jackpot. The reports were specific in nature and identified the potential buyer as well as the range in which the offer was being allegedly made. As these rumors persisted through the months of April and May, I began to correspond directly with management in order to advise them of the situation and the possible implications of these rumors. Management's response was to issue qualified denials and refuse to either confirm the substance of these allegations or deny their veracity. It became apparent that the company's desire for frankness and candor with its owners, the shareholders, was less than expected under notions of proper corporate governance. Additionally, management's intransigence seemed at odds with the stated goals of the Securities Exchange Act of 1934 and the relevant case law.

I have recently been informed that not only was an offer received by the company but that it was rejected by the Board. This alleged decision by the Board, if true, deprived the shareholders of exercising their inherent rights as owners of Jackpot Enterprises Inc. It is within the province of shareholders to entertain offers for their company and vote on their desirability. If the Board has made a unilateral decision without informing the shareholders of the terms and conditions of a received offer, it has in effect chilled any discussion on the status of the company, the performance of management and the desirability of maintaining the current course of operations. I would respectfully submit that the ability to decide on offers and voice shareholder concerns are inherent rights that are vested at the time of purchase of a company's stock and that these rights are unalienable. If the rumors of a rejected offer are indeed correct, the company has done a great disservice to its shareholders.

Based on my previous attempts to engage management and the Board in an open and frank discussion regarding the company, its perceived challenges, it obligations in regard to received offers and its fiduciary duties to its shareholders, and the inability to agree on a consensus regarding the foregoing, I hereby submit the following amended resolution and supporting statement, which shall supersede



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  CUSIP No. 46639210                                                   Page 8

the previous shareholder proposal and supporting statement, to be presented to the shareholders at Jackpot's 1998 annual meeting:

RESOLVED, that the shareholders hereby inform the Board of Directors that it is the desire of the shareholders that the Board of Directors immediately take the necessary steps to achieve a sale, merger, or other disposition of the company on terms that will maximize shareholder value as promptly as possible.

SUPPORTING STATEMENT

Proponent believes that the company is facing a variety of challenges and opportunities that management has failed or refused to address. Factors such as the loss of a significant chain store customer, the inability to sell its casino operations, increasing competitive market conditions and the consolidation that is occurring within the industry are events or trends that Jackpot is ill equipped to satisfactorily resolve. These factors are fundamental issues facing the company, and management has failed to take advantage of opportunities. Proponent believes that the company's stock has underperformed, and that the current, laggard stock price does not reflect the company's true value.

Proponent believes that the company recently received a buyout offer which was subsequently rejected by the Board. Proponent believes that Jackpot has an obligation to inform its shareholders of the existence of such a buyout offer and give its shareholders an opportunity to vote on the terms of such an offer. By unilaterally rejecting the offer, the Board may have, in Proponent's opinion, placed its own self interest ahead of the interests of its shareholders and in so doing has deprived its shareholders of their inherent right to determine the best course of action for the company. Shareholders are urged to send a clear message to the Board that such conduct will not be tolerated. Proponent believes that the Board should immediately take the necessary steps to achieve a sale, merger, or other disposition of the company on terms that will maximize shareholder value. Proponent believes that this action would be in accordance with the fiduciary obligations of the Board of Directors.

SHAREHOLDERS ARE URGED TO VOTE "FOR" THE PROPOSAL.

As general partner of the Bolero Investment Group, I am beneficial owner of 465,700 shares of Jackpot common stock. I hereby certify that: (i) I have been beneficial owner of at least one thousand dollars in market value securities entitled to vote on the proposal at the 1998 Annual Meeting of Shareholders;
(ii) I have held such securities for at least one year; and (iii) I intend to continue to own such shares through the date of the 1998 Annual Meeting of shareholders. I am not the holder of record of any shares at this time. The
Schedule 13D filed by Bolero, FHI Inc., Florence Partners Inc., Mr. Charles Powers and myself with the Securities and Exchange Commission on January 14, 1998, as amended, set forth transactions pursuant to which I acquired beneficial ownership of certain Jackpot shares.

Please  advise as to the  Board's  position  on this matter and if there are any
additional   requirements  necessary  to  include  the  proposal  in  the  proxy materials.

Sincerely,

Kenneth W. Pavia, G.P.